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PROXY
ACERGY S.A.

Proxy solicited on behalf of the Board of Directors of the Company for
Annual General Meeting, May 28, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean-Paul Reiland, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Annual General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Annual General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg on Friday May 28, 2010 at 2:00 p.m. (local time) (the "Meeting"), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

1.	FOR	AGAINST	ABSTAIN

To consider (i) the report of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) on the unconsolidated financial statements of the Company and the report of Deloitte LLP, Independent Registered Public Accounting Firm, on the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2009.

2.		FOR	AGAINST	ABSTAIN
To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009.

3.		FOR	AGAINST	ABSTAIN
To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009.

4.		FOR	AGAINST	ABSTAIN
To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.

5.	FOR	AGAINST	ABSTAIN

To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.

6.		FOR	AGAINST	ABSTAIN
To re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

7.		FOR	AGAINST	ABSTAIN
To re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

8.		FOR	AGAINST	ABSTAIN
To re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

9.		FOR	AGAINST	ABSTAIN
To re-elect Dr. Thorleif Enger as a independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

10.		FOR	AGAINST	ABSTAIN
To re-elect Mr. Dod A. Fraser as a independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

11.		FOR	AGAINST	ABSTAIN
To re-elect Mr. J. Frithjof Skouverøe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

12.		FOR	AGAINST	ABSTAIN
To re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

13.		FOR	AGAINST	ABSTAIN
To elect Mr. Ron Henderson as a new independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

14.	FOR	AGAINST	ABSTAIN

To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) to audit the unconsolidated financial statements of the Company, and Deloitte LLP as Independent Registered Public Accounting Firm to audit the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

15.	FOR	AGAINST	ABSTAIN

To approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADSs) of record as of June 3, 2010. (Note: The first trading date ex-dividend will be June 1, 2010).

Signature(s):	Date:

Note: Please sign exactly as name appears above. In the case of joint owners, the first titleholder should sign. When signing as attorney, executor, administrator or guardian, please give full title as such.